

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Thomas M. Belk, Jr.
Chairman of the Board and Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217

   Re: Belk, Inc.
      Form 10-K for the Fiscal Year Ended February 1, 2014
      Filed April 15, 2014
      File No. 000-26207

Dear Mr. Belk:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ James Allegretto for

           Jennifer Thompson
           Accounting Branch Chief